Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

Reference is made to the 2012 annual results announcement of China Southern Airlines Company Limited (the “Company”) dated 26 March 2013 and the notice of annual general meeting in relation to, among others, the proposed distribution of final dividends for the year ended 31 December 2012 dated 25 April 2013.

The board of directors of the Company proposed to declare a cash final dividend of RMB490,878,350, or RMB0.50 per 10 shares (inclusive of applicable tax) based on the total number of 9,817,567,000 shares of the Company for the year 2012, subject to the approval of shareholders of the Company at the forthcoming annual general meeting. If approved, holders of H shares whose names are on the Company’s register of members of H shares on Saturday, 29 June 2013 (the “Record Date”) will be entitled to receive the final dividend. The registration date and arrangements in relation to the rights of holders of A shares to receive the final dividend for the year ended 31 December 2012 will be separately announced in the PRC.

In order to determine the list of holders of H shares who are entitled to receive the final dividend for the year ended 31 December 2012, the Company’s register of members of H shares will be closed from Monday, 24 June 2013 to Saturday, 29 June 2013, both days inclusive, during which period no transfer of H shares of the Company will be effected. In order to be entitled to receive the final dividend (if approved), holders of H shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H shares registrar of the Company, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Friday, 21 June 2013.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

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Guangzhou, the People’s Republic of China

6 June 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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